SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2008

List of Exhibits:

1.	News Release entitled, “CNH Reports Record Third Quarter Net Income of $252 Million, Up 107%”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

October 23, 2008

FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom	News and Information	(630) 887-2345
Albert Trefts, Jr.	Investor Relations	(630) 887-2385

CNH Reports Record Third Quarter Net Income of $252 Million, Up 107%

•	Continued robust agricultural industry demand and market share gains drove net sales of equipment to $4.3 billion in the third quarter, up 22%

•	Agricultural Equipment Gross Margin improvement continues as pricing actions continue to offset higher input costs, primarily plate steel and tires

•	Construction Equipment sales continue to weaken, with net sales of equipment down 8% year-over-year; market share remains stable

•	Full year 2008 financial outlook improved - expected range of diluted EPS before restructuring, after tax, now forecast to be $3.50 to $3.90

BURR RIDGE, IL.—(MARKET WIRE)—CNH Global N.V. (NYSE: CNH—News) October 22, 2008:

Continuing strong sales growth in the agricultural equipment business combined with a favorable mix of higher horsepower equipment sales drove CNH’s third quarter 2008 diluted earnings per share to more than double that of the third quarter of 2007. New product introductions, an enhanced international presence and an emphasis on quality have built a solid base for continuing net sales and earnings growth.

Third Quarter & First Nine Months Highlights

(Unaudited, US$ in millions, except per share data)

	Quarter Ended		Percent	Nine Months Ended		Percent
	9/30/08	9/30/07	Change	9/30/08	9/30/07	Change
Net Sales of Equipment	$4,326	$3,557	21.6%	$13,704	$10,894	25.8%
Equipment Operations Operating Profit	$339	$300	13.0%	$1,188	$960	23.8%
Financial Services Net Income	$69	$72	(4.2)%	$191	$195	(2.1)%
Consolidated Net Income	$252	$122	106.6%	$711	$445	59.8%
Restructuring (After Tax)	$7	$26	(73.1)%	$25	$55	(54.5)%
Net Income Before Restructuring, After Tax	$259	$148	75.0%	$736	$500	47.2%
Diluted Earnings Per Share (EPS)	$1.06	$0.51	107.8%	$2.99	$1.87	59.9%
Diluted EPS Before Restructuring, After Tax	$1.09	$0.62	75.8%	$3.10	$2.10	47.6%

“We are pleased to report another quarter of significant growth in sales, operating profit and net income, making this our eleventh consecutive quarter of year-over-year improvement,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “Our Agricultural Equipment business growth continues in all regions, particularly in the cash grain market segments. Our Construction Equipment sales remain close to last year’s levels, where growth in Latin America and Rest-of-World partially offset the market weakness in North America and Western Europe. Pricing and operational actions are delivering positive results in offsetting rising material cost pressures. Our Agricultural Equipment Gross Margin improvement continues, up 60 basis points in the quarter compared with last year. Accordingly, we are increasing our full year 2008 guidance to $3.50 to $3.90 diluted EPS, before restructuring, after tax.”

Third Quarter 2008 Brand Activities

Case IH Agriculture publicly debuted its new Mid-Range Magnum row crop tractors to be built in Racine, WI and an expanded line-up of high efficiency, Axial-Flow Combines to be built in Grand Island, NE including two new Class VII models and introducing a new Class IX model in the industry’s largest combine segment. It also introduced upgraded models of small square balers, a new pull-type rotary cutter and continued its worldwide distribution of new JXU Utility tractors, Axial-Flow combines and Module Express Cotton Pickers into the Australian market.

New Holland Agriculture’s new 591 horsepower CR9090 Class IX Combine set a new Guinness world record in the UK on September 26, by harvesting 551 tons of wheat in 8 hours, beating the previous record by 19.5 tons while consuming only 13.3 liters of fuel per hectare – highlighting the machine’s efficiency. It upgraded its VN2080 Grape Harvesters for worldwide markets and introduced new T7000 and upgraded T6000 higher horsepower tractors for the Latin American market.

Case Construction added new models of its B Series crawler excavators with reduced noise levels and increased fuel efficiency for worldwide distribution, new compact track loaders in Europe, new compaction equipment in the Americas and new crawler dozers, backhoe loaders and skid steer and compact track loaders in Rest-of-World markets. Case also unveiled a new Web-based training system for its dealers.

New Holland Construction presented its newest models of crawler excavators, expanding the breadth of its product line, complete with improved hydraulics and cab ergonomics and an integrated noise and dust reduction system, destined for the North American and Western European markets. It introduced new models of graders, telehandlers and skid steer loaders in the Latin American market and new crawler excavators and graders in Rest-of-World markets.

Third Quarter and Nine Months 2008 Operating Review – Equipment Operations

Strong worldwide Agricultural Equipment (“AG”) industry retail unit sales growth in the third quarter and first nine months of this year, combined with improved market share, drove net sales of AG up 38% for the quarter and for the first nine months of 2008. In the quarter, industry sales of higher horsepower tractors and combines increased, particularly in North America, while the overall market was flat compared with the prior year, contributing to a more robust product mix of CNH’s AG sales. Positive effects of exchange rate changes (4%) also drove the robust AG sales growth in the quarter. For the first nine months, growth in industry sales of higher horsepower tractors and combines exceeded the growth of the overall AG market.

Net Sales of Equipment	Quarter Ended		Percent	Nine Months Ended		Percent
(Unaudited, US$ in millions, except percents)	9/30/08	9/30/07	Change	9/30/08	9/30/07	Change
Agricultural Equipment	$3,171	$2,299	37.9%	$9,935	$7,205	37.9%
Construction Equipment	$1,155	$1,258	(8.2)%	$3,769	$3,689	2.2%
Total Net Sales of Equipment	$4,326	$3,557	21.6%	$13,704	$10,894	25.8%

Construction Equipment net sales declined 8% in the third quarter as worldwide construction equipment industry retail unit sales declined approximately 12%. Increased industry sales of heavy construction equipment did not offset the moderate decline in industry sales of light equipment. In addition, increased industry retail unit sales of 39% and 6% in Latin America and Rest-of-World markets respectively in the third quarter and increases of 33% and 17% respectively for the first nine months, together with pricing actions, did not offset declines caused by weakness in North America and Western Europe for both the quarter and the first nine months of the year. Positive effects of exchange rate changes (6%) also partially offset Construction Equipment net sales declines in the third quarter. The worldwide industry retail unit sales decline, which started in the second quarter, intensified in the third quarter, bringing the nine month total approximately 3% below the prior year period. Construction Equipment’s market share was stable for both the quarter and the nine month period.

Equipment Operations Gross Profit and Margin

CNH’s AG sales growth, mix improvements, pricing actions and positive effects of exchange rate changes drove an 18% increase in CNH’s Gross Profit in the third quarter compared with 2007 and offset the weakness in Construction Equipment caused by the North American and Western European industry declines. In the quarter, net pricing and positive effects of exchange rate changes exceeded economic cost increases resulting in a positive net price recovery impact on Gross Profit of $44 million. AG’s third quarter Gross Margin improved 60 basis points (“bps”) compared with 2007 while Construction Equipment’s Gross Margin declined.

For the first nine months of 2008, CNH’s Gross Profit increased $459 million compared with 2007, including positive net price recovery of $68 million. AG’s Gross Profit improved $548 million compared with 2007 while Construction Equipment’s Gross Profit declined by $89 million.

Equipment Operations	Quarter Ended				Nine Months Ended
(Unaudited, US$ in millions, except percents)	9/30/08	9/30/07	Change		9/30/08	9/30/07	Change
Gross Profit	$816	$689	18.4%		$2,580	$2,121	21.6%

Gross Margin	18.9%	19.4%	(0.5	)pts	18.8%	19.5%	(0.7	)pts

Equipment Operations Operating Profit and Margin

Equipment Operations Operating Profit grew 13% in the third quarter compared with 2007 driven by significant improvements in AG Gross Profit.

Equipment Operations Operating Profit and Margin	Quarter Ended				Nine Months Ended
(Unaudited, US$ in millions, except percents)	9/30/08	9/30/07	Change		9/30/08	9/30/07	Change
Agricultural Equipment	$297	$175	69.7%		$1,024	$635	61.3%
Construction Equipment	$42	$125	(66.4)%		$164	$325	(49.5)%

Total Operating Profit	$339	$300	13.0%		$1,188	$960	23.8%

Agricultural Equipment	9.4%	7.6%	1.8	pts	10.3%	8.8%	1.5	pts
Construction Equipment	3.6%	9.9%	(6.3	)pts	4.4%	8.8%	(4.4	)pts
Total Operating Margin	7.8%	8.4%	(0.6	)pts	8.7%	8.8%	(0.1	)pts

AG Operating Margin reached a third quarter record of 9.4%, reflecting the Gross Margin improvement and operating leverage on R&D and SG&A costs, which increased significantly less than the growth in net sales. AG Operating Margin for the first nine months of 10.3% also was a record high for the period. AG’s Gross Margin improvement was complemented by significant operating leverage on R&D and SG&A costs compared with the same nine month period in 2007.

Construction Equipment Operating Margin declined to 3.6% in the third quarter as positive net price recovery ($20 million) did not offset the impact of the industry volume declines and negative operating leverage on R&D and SG&A costs. Construction Equipment Operating Margin for the first nine months was 4.4%, primarily reflecting the results of the second and third quarters. Net price recovery was positive ($33 million) compared with the same nine month period in 2007.

Third Quarter and Nine Months 2008 Operating Review – Financial Services

Financial Services Highlights	Quarter Ended		Percent	Nine Months Ended		Percent
(Unaudited, US$ in millions, except percents)	9/30/08	9/30/07	Change	9/30/08	9/30/07	Change
Net Income	$69	$72	(4.2)%	$191	$195	(2.1)%
On-Book Asset Portfolio	$11,457	$8,756	30.8%	$11,457	$8,756	30.8%
Managed Asset Portfolio	$18,824	$17,990	4.6%	$18,824	$17,990	4.6%

CNH Financial Services’ on-book asset portfolio totaled $11.5 billion at September 30, 2008, up 31% from the prior year but down 7% from June 30, 2008. Third Quarter Net Income of $69 million reflects higher net interest revenues from the larger on-book asset portfolio partially offset by a reduction in net ABS revenues, compared with the prior year. Loss provisions were stable.

For the nine months ended September 30, 2008, Net Income was $191 million, down $4 million from the prior year period, reflecting the impact of the larger on-book asset portfolio offset by the decline in ABS revenues and higher loss provisions related to the increased value of the portfolio.

Financial Services’ funding requirements have been met with a combination of funding from Fiat affiliates and various market transactions. Subsequent to the close of the quarter, the Company increased its Master Trust facility in the U.S., with a new $300 million asset backed commercial paper conduit facility for wholesale receivables.

Third Quarter and Nine Months 2008 Net Income

Third quarter 2008 consolidated net income of $252 million was more than double the $122 million reported in 2007. The primary drivers of the improvement were increases in Equipment Operations Operating Profit and decreases in Other, net and interest expenses. The decrease in Other, net for the quarter was due to foreign currency gains, decreases in inactive pension expense and litigation expense (PGN). Results include restructuring charges, after tax, of $7 million in the third quarter of 2008, compared with $26 million in the prior year. Net income excluding restructuring charges, after tax, was $259 million, up 75% compared to $148 million in the prior year. The consolidated effective tax rate of 25.8% in the quarter reflected an increase in earnings in countries with tax losses where no tax benefit was previously recognized and for enacted tax credits in certain jurisdictions.

For the first nine months of 2008 consolidated net income of $711 million was up 60% from $445 million reported in 2007. The primary drivers of the improvement were increases in Equipment Operations Operating Profit and decreases in Other, net. The decrease in Other, net for the quarter was due to foreign currency gains, decreases in inactive pension expense and litigation expense. Results include restructuring charges, net of tax, of $25 million in 2008, compared with $55 million in the prior year. Net income excluding restructuring charges, after tax, was $736 million, up 47% compared to $500 million in the prior year. The consolidated effective tax rate for the nine month period was 33 percent.

Equipment Operations Cash Flow and Net (Cash) / Debt

Equipment Operations Cash Flow and Net Debt	Quarter Ended		Nine Months Ended
(Unaudited, U.S. GAAP, US$ in millions)	9/30/08	9/30/07	9/30/08	9/30/07
Net Income	$252	$122	$711	$445
Depreciation & Amortization	61	67	194	210
Changes in Working Capital*	(728)	(123)	(1,101)	(47)
Other***	(217)	(186)	209	185

Cash Generated/(Used) by Operating Activities	(632)	(120)	13	793
Net Cash from Investing Activities**	(68)	(59)	(255)	(181)
All Other, Including FX Impact for the Period	(85)	61	(200)	64

Increase/(Decrease) in Net Cash	$(785)	$(118)	$(442)	$676

Net Debt (Cash)	$(44)	$(413)	$(44)	$(413)

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FX impact for the period.
**	Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).
***	Changes in Other items such as marketing programs and tax accruals.

Equipment Operations’ net cash position decreased in the quarter by $785 million. Cash generated from earnings was offset by increases in working capital, a $120 million contribution to the U.S. defined benefit pension plan, and capital expenditures of $108 million. During the quarter, CNH received a payment of $61 million for the sale of its 50% stake in Consolidated Diesel Corporation to Cummins, Inc. which is included in Net Cash from Investing Activities. At September 30, 2008, CNH’s Equipment Operations’ net cash position was $44 million.

The increase in working capital represented increases in inventories and receivables and decreases in payables, all of similar amounts. Inventories increased both to position higher horsepower AG equipment for future sales, particularly in Rest-of-World markets, and because the decline in construction equipment industry sales was not compensated by production reductions in the quarter. Planned construction equipment production schedules, including temporary plant shutdowns, in the fourth quarter should reduce these inventory levels. The increased receivables reflect higher levels of sales in Rest-of-World markets. The decrease in payables reflects the normal seasonal decrease in third quarter production compared with the second quarter and the additional reductions taken in European construction equipment production to more closely align with the expected sales impact of the decline in the European construction equipment industry.

During the first nine months of 2008, Equipment Operations’ net cash position decreased by $442 million, as cash generated by operating activities was utilized to fund higher levels of working capital which occurred primarily in the third quarter, a $120 million contribution to the U.S. defined benefit pension plan, $262 million of capital expenditures to meet demand growth and improve operating efficiency and the $118 million annual dividend payment to shareholders that occurred in the second quarter.

Financial Services Net Debt decreased by $741 million during the third quarter to $9.8 billion at September 30, 2008. Compared with December 31, 2007, Financial Services net debt increased by $1.9 billion from $7.9 billion, reflecting higher levels of retail financial receivables.

In the third quarter of 2008, CNH expanded its receivables discounting facilities, adding two new lines which were utilized for a total of $423 million at September 30, 2008.

2008 Market Outlook

We believe the global agricultural industry will remain strong. Cash grain commodity prices remain at historically high levels, although off their peak of the past few months. Corn and wheat stock-to-use ratios remain at historically low levels providing strong support for continued growth of higher horsepower agricultural tractor and combine markets throughout the world. U.S. Net Farm Cash Income is expected to be at record levels, which coupled with accelerated depreciation benefits available to purchasers of new equipment, are driving sold out order boards for fourth quarter high horsepower tractors and combines, with continuing strength through the first half of 2009. CNH expects the 2008 Western European tractor market to remain strong while the combine market will continue to grow significantly. In Eastern Europe and the CIS, we expect the markets to continue to grow, spurred by high cash grain commodity prices and the need to update equipment. We expect Latin American markets to show continued strong growth, supported by increases in sugar cane use in ethanol production and cash grain commodity prices. Overall, we expect AG market growth to be constrained by key component supply issues rather than by demand, as most suppliers and manufacturers are producing at capacity.

We now expect the global construction equipment industry to be down 15 to 20% in the fourth quarter resulting in a 5 to 10% decline compared with full year 2007. For the full year, we do not believe growth in heavy equipment industry sales will offset light equipment industry sales declines. We expect continuing strength in Latin American and Rest-of-World markets driven by growing economies and infrastructure spending. Construction equipment demand in Western Europe should decline from recent record levels as GDP growth and construction activity levels weaken while North American construction equipment industry demand continues its decline from already low levels.

2008 CNH Outlook

Taking advantage of strong global agricultural equipment demand and the strength of the construction equipment markets in Latin America and Rest-of-World, CNH expects equipment net sales for full year 2008 to be almost $19 billion, up 25% compared to 2007. The Company is continuing its investments in manufacturing capacity to meet demand for its higher horsepower tractors, combines and crop production equipment and to remove industrial bottlenecks. High levels of industry demand and market share gains caused CNH to continue production in its Goodfield, IL plant, reversing an earlier decision to close the facility. CNH intends to expand the workforce at Goodfield and at the Company’s Saskatoon, Saskatchewan facility. The Company is also investing to improve worldwide processes and information systems to accelerate its World Class Manufacturing efforts in addition to driving customer service and cost efficiency throughout CNH.

CNH expects full year Operating Margins of approximately 8.5%. The Company expects pricing actions will continue to offset increases in raw material costs, however, weakness in construction equipment industry retail sales in North America and Western Europe will continue to impact production volumes and price recovery. To align production with softer market demand for construction equipment, CNH expects fourth quarter production of construction equipment to be approximately 40% of expected retail unit sales. Planned Construction Equipment plant shutdowns in the fourth quarter will improve inventory levels but adversely impact Construction Equipment margins in the quarter and for the year. AG margins for full year 2008 will continue to reflect improvements compared with 2007.

Financial markets are expected to remain volatile, but our customers should have continued access to adequate sources of funding to finance their equipment purchases. The Company expects Financial Services’ continued emphasis on strict underwriting controls and disciplined receivables management will enable continued solid performance of the portfolio.

Based on the continuing strength of the worldwide agricultural equipment and construction equipment markets outside of North America and Western Europe, CNH expects to continue generating higher than previously anticipated earnings in countries with unutilized tax losses. This should reduce the consolidated effective tax rate for the full year to about 32%. CNH is increasing its expected full year Diluted EPS, before restructuring, after taxes to $3.50 to $3.90 based on a lower tax rate and reduced operating expenses.

Restructuring costs, after tax, are now expected to be approximately $30 million for the full year 2008, primarily related to previously announced actions.

CNH believes it remains well positioned in both the rapidly growing worldwide agricultural equipment markets and in the growing construction equipment markets outside of North America and Western Europe. CNH further believes that its continued higher level of investment in new products, increased capacity and enhanced processes will continue to appropriately position the Company for continued growth through 2009 and 2010.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call tomorrow, October 23, 2008, to review its third quarter 2008 results. The conference call Webcast will begin at approximately 7:30 a.m. U.S. Central Time; 8:30 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2007.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
			%			%
	2008	2007	Change	2008	2007	Change
	(in Millions)
Revenues:
Net sales
Agricultural equipment	$3,171	$2,299	38%	$9,935	$7,205	38%
Construction equipment	1,155	1,258	(8)%	3,769	3,689	2%

Total net sales	4,326	3,557	22%	13,704	10,894	26%

Financial services	363	313	16%	1,020	829	23%
Eliminations and other	(70)	(36)		(189)	(93)

Total revenues	$4,619	$3,834	20%	$14,535	$11,630	25%

Net sales:
North America	$1,556	$1,343	16%	$4,561	$4,109	11%
Western Europe	1,115	1,151	(3)%	4,215	3,611	17%
Latin America	737	436	69%	2,001	1,173	71%
Rest of World	918	627	46%	2,927	2,001	46%

Total net sales	$4,326	$3,557	22%	$13,704	$10,894	26%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2008	2007	2008	2007	2008	2007
	(in Millions, except per share data)
Revenues
Net sales	$4,326	$3,557	$4,326	$3,557	$—	$—
Finance and interest income	293	277	54	53	363	313

Total	4,619	3,834	4,380	3,610	363	313

Costs and Expenses
Cost of goods sold	3,510	2,868	3,510	2,868	—	—
Selling, general and administrative	436	354	370	289	66	65
Research and development	107	100	107	100	—	—
Restructuring	10	36	10	36	—	—
Interest expense	196	234	93	138	162	135
Interest compensation to Financial Services	—	—	68	60	—	—
Other, net	42	107	16	75	23	20

Total	4,301	3,699	4,174	3,566	251	220

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	318	135	206	44	112	93
Income tax provision	82	35	35	13	47	24
Minority interest	1	6	1	6	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	3	69	72	4	3
Equipment Operations	13	25	13	25	—	—

Net income	$252	$122	$252	$122	$69	$72

Weighted average shares outstanding:
Basic	237.4	236.9

Diluted	237.5	238.1

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, after tax	$1.09	$0.62

EPS	$1.06	$0.51

Diluted:
EPS before restructuring, after tax	$1.09	$0.62

EPS	$1.06	$0.51

Dividends per share	—	—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007	2008	2007
	(in Millions, except per share data)
Revenues
Net sales	$13,704	$10,894	$13,704	$10,894	$—	$—
Finance and interest income	831	736	147	141	1,020	829

Total	14,535	11,630	13,851	11,035	1,020	829

Costs and Expenses
Cost of goods sold	11,124	8,773	11,124	8,773	—	—
Selling, general and administrative	1,282	1,050	1,069	872	213	178
Research and development	323	289	323	289	—	—
Restructuring	34	76	34	76	—	—
Interest expense	585	522	258	287	476	328
Interest compensation to Financial Services	—	—	195	177	—	—
Other, net	193	270	126	182	59	50

Total	13,541	10,980	13,129	10,656	748	556

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	994	650	722	379	272	273
Income tax provision	329	240	237	157	92	85
Minority interest	11	16	11	16	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	11	7	191	195	11	7
Equipment Operations	46	44	46	44	—	—

Net income	$711	$445	$711	$445	$191	$195

Weighted average shares outstanding:
Basic	237.3	236.7

Diluted	237.5	237.7

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, after tax	$3.10	$2.11

EPS	$3.00	$1.88

Diluted:
EPS before restructuring, after tax	$3.10	$2.10

EPS	$2.99	$1.87

Dividends per share	$0.50	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
	(in Millions)
Assets
Cash and cash equivalents	$558	$1,025	$188	$405	$370	$620
Deposits in Fiat affiliates cash management pools	1,107	1,231	824	1,157	283	74
Accounts, notes receivable and other - net	12,630	10,593	1,763	1,544	11,140	9,310
Intersegment notes receivable	—	—	3,095	1,831	—	—
Inventories	4,396	3,488	4,396	3,488	—	—
Property, plant and equipment - net	1,544	1,510	1,539	1,505	5	5
Equipment on operating leases - net	580	511	—	—	580	511
Investment in Financial Services	—	—	2,215	2,099	—	—
Investments in unconsolidated affiliates	466	528	362	420	104	108
Goodwill and other intangibles	3,123	3,142	2,954	2,973	169	169
Other assets	1,647	1,717	1,183	1,215	464	502

Total Assets	$26,051	$23,745	$18,519	$16,637	$13,115	$11,299

Liabilities and Equity
Short-term debt	$5,775	$4,269	$1,171	$728	$4,604	$3,541
Intersegment short-term debt	—	—	—	—	3,095	1,831
Accounts payable	2,906	2,907	3,033	2,989	132	161
Long-term debt, including current maturities	5,647	5,367	2,892	2,179	2,755	3,188
Accrued and other liabilities	4,967	4,900	4,667	4,439	314	479

Total Liabilities	19,295	17,443	11,763	10,335	10,900	9,200
Equity	6,756	6,302	6,756	6,302	2,215	2,099

Total Liabilities and Equity	$26,051	$23,745	$18,519	$16,637	$13,115	$11,299

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt(Cash)”	$9,757	$7,380	$(44)	$(486)	$9,801	$7,866

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007	2008	2007
	(in Millions)
Operating Activities:
Net income	$711	$445	$711	$445	$191	$195
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	275	265	194	210	81	55
Intersegment activity	—	—	47	(4)	(47)	4
Changes in operating assets and liabilities	(1,056)	(1,179)	(674)	237	(382)	(1,416)
Other, net	(37)	3	(265)	(95)	37	(37)

Net cash from operating activities	(107)	(466)	13	793	(120)	(1,199)

Investing Activities:
Expenditures for property, plant and equipment	(262)	(175)	(262)	(170)	—	(5)
Expenditures for equipment on operating leases	(219)	(247)	—	—	(219)	(247)
Net (additions) collections from retail receivables and related securitizations	(1,956)	(765)	—	—	(1,956)	(765)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	92	(435)	318	(427)	(226)	(8)
Other, net	7	20	7	(11)	(8)	31

Net cash from investing activities	(2,338)	(1,602)	63	(608)	(2,409)	(994)

Financing Activities:
Intersegment activity	—	—	(1,338)	(222)	1,338	222
Net increase (decrease) in indebtedness	2,115	1,779	1,161	(317)	954	2,096
Dividends paid	(118)	(59)	(118)	(59)	—	(60)
Other, net	3	(9)	3	(9)	8	—

Net cash from financing activities	2,000	1,711	(292)	(607)	2,300	2,258

Other, net	(22)	78	(1)	17	(21)	61

Increase (decrease) in cash and cash equivalents	(467)	(279)	(217)	(405)	(250)	126
Cash and cash equivalents, beginning of period	1,025	1,174	405	703	620	471

Cash and cash equivalents, end of period	$558	$895	$188	$298	$370	$597

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. Financial Services’ pretax income for the three months ended September 30, 2008, includes $22 million of adjustments which relate to prior years. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2007 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2008. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of September 30, 2008, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Recent Accounting Developments – As of the beginning of 2008, CNH adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Values Measurements” (“SFAS No. 157”) and No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), except as SFAS No. 157 applies to nonfinancial assets and nonfinancial liabilities.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB issued FSP No. FAS 157-2, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The partial adoption of SFAS No. 157 on January 1, 2008, did not have a material impact to CNH’s financial position and results of operations.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

In February 2007, the FASB issued SFAS No. 159, which permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The adoption of SFAS No. 159 on January 1, 2008, did not have an impact to CNH’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Outside Directors’ Compensation Plan and the CNH Equity Incentive Plan (“CNH EIP”). For the nine months ended September 30, 2008 and 2007, pre-tax stock-based compensation costs were $20.8 million and $15.0 million, respectively. For the three months ended September 30, 2008 and 2007, pre-tax stock-based compensation costs were $6.9 million and $5.1 million, respectively.

In June 2008, CNH granted approximately 1.2 million performance-based stock options (at targeted performance levels) under the CNH EIP. This grant may result in an expense over the vesting period of approximately $13 million. One-third of the options will vest if specified fiscal 2008 targets are achieved when 2008 results are approved by the Board of Directors in the first quarter of 2009 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. The actual number of options that vest may exceed 1.2 million if CNH’s 2008 performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. This grant has a contractual life of five years from the Determination date. The grant date fair value of $12.78 was determined using the Black-Scholes pricing model.

The assumptions used in the Black-Scholes model were:

Risk-free interest rate	3.02%
Expected volatility	40.65%
Expected life	3.63 years
Dividend yield	0.94%

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period equal to the expected life of the options. The expected life is based on the average of the vesting period of each vesting tranche and the original contract term of 68 months. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the past several years.

4.	Accounts and Notes Receivable – In CNH’s receivable securitization programs, certain retail and wholesale finance receivables are sold and not included in the Company’s consolidated balance sheets.

The amounts outstanding under these retail programs were $3.7 billion and $4.6 billion at September 30, 2008 and December 31, 2007, respectively. In addition, as of September 30, 2008 and December 31, 2007, $1.4 billion and $2.3 billion, respectively, of wholesale receivables remained outstanding under these programs.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The Company did not transact any retail securitizations during the third quarter of 2008.

During October 2008, the Company added $300 million of capacity to the wholesale securitization vehicle.

5.	Inventories – Inventories as of September 30, 2008 and December 31, 2007 consist of the following:

	September 30, 2008	December 31, 2007
	(in millions)
Raw materials	$1,066	$890
Work-in-process	412	333
Finished goods and parts	2,918	2,265

Total Inventories	$4,396	$3,488

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the nine months ended September 30, 2008:

	Balance at December 31, 2007	Amortization	Foreign Currency Translation and Other	Balance at September 30, 2008
	(in millions)
Goodwill	$2,382	$—	(9)	2,373
Other Intangibles	760	(44)	34	750

Total Goodwill and Other Intangibles	$3,142	$(44)	25	3,123

As of September 30, 2008 and December 31, 2007, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2008			December 31, 2007
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$380	194	186	$391	$186	$205
Dealer network	25	216	76	140	216	70	146
Software	5	346	228	118	318	207	111
Other	10-30	61	27	34	49	23	26

		1,003	525	478	974	486	488
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,275	525	750	$1,246	$486	$760

CNH recorded amortization expense of approximately $44 million for the nine months ended September 30, 2008 and $69 million for the year ended December 31, 2007.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt (Cash)”) as of September 30, 2008 and December 31, 2007:

	Consolidated		Equipment Operations		Financial Services
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
	(in millions)
Short-term debt:
With Fiat affiliates	$3,068	$2,562	$836	$263	$2,232	$2,299
Other	2,707	1,707	335	465	2,372	1,242
Intersegment	—	—	—	—	3,095	1,831

Total short-term debt	5,775	4,269	1,171	728	7,699	5,372

Long-term debt:
With Fiat affiliates	2,478	1,668	1,214	800	1,264	868
Other	3,169	3,699	1,678	1,379	1,491	2,320
Intersegment	—	—	—	—	—	—

Total long-term debt	5,647	5,367	2,892	2,179	2,755	3,188

Total debt:
With Fiat affiliates	5,546	4,230	2,050	1,063	3,496	3,167
Other	5,876	5,406	2,013	1,844	3,863	3,562
Intersegment	—	—	—	—	3,095	1,831

Total debt	11,422	9,636	4,063	2,907	10,454	8,560

Less:
Cash and cash equivalents	558	1,025	188	405	370	620
Deposits in Fiat affiliates cash management pools	1,107	1,231	824	1,157	283	74
Intersegment notes receivable	—	—	3,095	1,831	—	—

Net debt (cash)	$9,757	$7,380	$(44)	$(486)	$9,801	$7,866

At September 30, 2008, CNH had approximately $3.0 billion available under $9.8 billion total lines of credit and asset-backed facilities. Of this total availability, approximately $1.4 billion represents the €1 billion revolving credit facility, of which €300 million was exclusively allocated to CNH and €700 million was available depending on the usage of other Fiat affiliates.

Consolidated long term debt includes current maturities of long term debt for US$2.4 billion.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes – For the nine months ended September 30, 2008 and 2007, consolidated effective income tax rates were 33.1% and 36.9%, respectively. For the three months ended September 30, 2008 and 2007, consolidated effective income tax rates were 25.8% and 25.9%, respectively. For 2008 and 2007, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, and enacted changes in tax rates.

The Company is engaged in competent authority income tax proceedings at September 30, 2008. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $40 million to $45 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery in accordance with FASB Interpretation No. 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

9.	Restructuring – During the nine months ended September 30, 2008 and 2007, CNH recognized expense of approximately $34 million and $76 million, respectively. For the three months ended September 30, 2008 and 2007, CNH recognized expense of approximately $10 million and $36 million, respectively. Restructuring expense for the first nine months of 2008 primarily relates to severance and other costs incurred due to headcount reductions and plant closures. During the nine months ended September 30, 2008 and 2007, CNH recorded cash utilization of approximately $32 million and $84 million, respectively. For the three months ended September 30, 2008 and 2007, CNH recorded cash utilization of approximately $8 million and $45 million, respectively. Cash utilization recorded in the first nine months of 2008 primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.

10.	Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the nine months ended September 30, 2008 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2008	$297
Current year provision	311
Claims paid and other adjustments	(269)

Balance at September 30, 2008	$339

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount we believe more likely than not to be realized. A change in judgment of the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

On September 21, 2007, the Company submitted a response in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain of the Company’s subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involves CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits.

The hearing on damages was held on October 8-9, 2007. Prior to the damages hearing, the Company paid to PGN approximately £27.4 million ($55 million, of which $42 million was classified as restructuring) which represented payment of claims which the Tribunal held CNH was responsible for and with respect to which CNH did not have an objection as to amount. At the damages hearing PGN advanced a variety of theories purporting to substantiate damages for lost profits and other items. On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. The Tribunal dismissed all of PGN’s other claims.

In March 2008, both CNH and PGN submitted applications requesting that the Tribunal correct certain errors in the damages award. On June 10, 2008, the Tribunal issued an Addendum pursuant to which it allegedly corrected the errors in the award. However, CNH believes that the Tribunal exceeded its authority and made substantive changes to the original damages award. As a result, on August 8, 2008, CNH filed an appeal with the English Commercial Court seeking to overturn certain aspects of the Addendum. In any event, CNH estimates that the aggregate remaining amount to be paid to PGN in connection with this matter will not exceed $24 million. The Company believes its reserves are adequate to cover the ultimate amount payable.

11.	Employee Benefit Plans – During the third quarter of 2008, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of approximately $120 million.

12.	Shareholders’ Equity – Shareholders approved a dividend of $0.50 per common share at the Annual General Meeting on March 20, 2008. The dividend was paid on April 15, 2008 to shareholders of record at the close of business on April 4, 2008.

As of September 30, 2008, CNH had 237.4 million common shares outstanding.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

13.	Earnings per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2008 and 2007:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in Millions, except per share data)
Basic:
Net income	$252	$122	$711	$445

Weighted average common shares outstanding – basic	237.4	236.9	237.3	236.7

Basic earnings per share	$1.06	$0.51	$3.00	$1.88

Diluted:
Net income	$252	$122	$711	$445

Weighted average common shares outstanding – basic	237.4	236.9	237.3	236.7
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.1	1.2	0.2	1.0

Weighted average common shares outstanding – dilutive	237.5	238.1	237.5	237.7

Diluted earnings per share	$1.06	$0.51	$2.99	$1.87

14.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three and nine months ended September 30, 2008 and 2007 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in Millions)
Net income	252	122	711	445
Other comprehensive income, net of tax
Cumulative translation adjustment	(357)	131	(154)	260
Deferred gains (losses) on derivative financial instruments	(45)	14	(32)	(34)
Unrealized gains (losses) on retained interests in securitization transactions	(2)	1	(3)	–
Minimum pension liability adjustment	35	4	26	33

Comprehensive net income	$(117)	$272	$548	$704

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

15.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and nine months ended September 30, 2008 and 2007 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in Millions)
Trading profit reported to Fiat under IFRS	$426	$311	$1,340	$1,024
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(15)	(19)	(38)	(53)
Accounting for intangible assets, primarily product development costs	(35)	(13)	(53)	(36)
Restructuring	(10)	(36)	(34)	(76)
Net financial expense	(53)	(47)	(190)	(155)
Accounting for receivable securitizations and other	5	(61)	(31)	(54)

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$318	$135	$994	$650

The following summarizes trading profit under IFRS by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in Millions)
Agricultural Equipment	286	119	926	499
Construction Equipment	22	92	99	244
Financial Services	118	100	315	281

Trading profit under IFRS	$426	$311	$1,340	$1,024

16.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Net Income Before Restructuring and Earnings Per Share Before Restructuring, After Tax

CNH defines net income before restructuring, after tax, as U.S. GAAP net income, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

The following table reconciles net income to net income before restructuring, after tax and the related pro-forma computation of earnings per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in Millions, except per share data)
Basic:
Net income	$252	$122	$711	$445

Restructuring, after tax:
Restructuring	10	36	34	76
Tax benefit	(3)	(10)	(9)	(21)

Restructuring, after tax	7	26	25	55

Net income before restructuring, after tax	$259	$148	$736	$500

Weighted average common shares outstanding—basic	237.4	236.9	237.3	236.7

Basic earnings per share before restructuring, after tax	$1.09	$0.62	$3.10	$2.11

Diluted:
Net income before restructuring, after tax	$259	$148	$736	$500

Weighted average common shares outstanding—basic	237.4	236.9	237.3	236.7
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.1	1.2	0.2	1.0

Weighted average common shares outstanding—dilutive	237.5	238.1	237.5	237.7

Diluted earnings per share before restructuring, after tax	$1.09	$0.62	$3.10	$2.10

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2008		2007		2008		2007
	(in Millions)
Net sales	$4,326	100%	$3,557	100.0%	$13,704	100%	$10,894	100.0%
Less:
Cost of goods sold	3,510	81.1%	2,868	80.6%	11,124	81.2%	8,773	80.5%

Equipment Operations gross profit	816	18.9%	689	19.4%	2,580	18.8%	2,121	19.5%
Less:
Selling, general and administrative	370	8.6%	289	8.1%	1,069	7.8%	872	8.0%
Research and development	107	2.5%	100	2.8%	323	2.4%	289	2.7%

Equipment Operations operating profit	$339	7.8%	$300	8.4%	$1,188	8.7%	$960	8.8%

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net Debt (Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt (Cash) is shown below:

	Equipment Operations		Financial Services
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
	(in millions)
Total Debt	$4,063	$2,907	$10,454	$8,560
Less:
Cash and cash equivalents	188	405	370	620
Deposits in Fiat affiliates cash management pools	824	1,157	283	74
Intersegment notes receivables	3,095	1,831	—	—

Net Debt (Cash)	$(44)	$(486)	$9,801	$7,866

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of September 30, 2008 and June 30, 2008 using December 31, 2007 exchange rates.

The calculation of Equipment Operations working capital is shown below:

	September 30, 2008	September 30, 2008 at December 31, 2007 FX Rates	June 30, 2008 at December 31, 2007 FX Rates	December 31, 2007	September 30, 2007
	(in millions)
Accounts, notes receivable and other – net – Third Party	$1,675	$1,735	$1,403	$1,438	$1,487
Accounts, notes receivable and other – net – Intersegment	88	88	177	106	77

Accounts, notes receivable and other – net – Total	1,763	1,823	1,580	1,544	1,564

Inventories	4,396	4,526	4,236	3,488	3,330

Accounts payable – Third party	(2,851)	(2,940)	(3,268)	(2,838)	(2,449)
Accounts payable – Intersegment	(182)	(182)	(136)	(151)	(154)

Accounts payable – Total	(3,033)	(3,122)	(3,404)	(2,989)	(2,603)

Working Capital	$3,126	$3,227	$2,412	$2,043	$2,291